SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Subject Company)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65333U 10 4

(CUSIP Number of Class of Securities)

Keith A. Zar

Senior Vice President and General Counsel

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, California 94928

(707) 584-6820

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

John J. Huber, Esq. Latham & Watkins LLP 555 11th Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Christopher L. Kaufman, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2003 (as amended, the “Schedule 14D-9”) by Next Level Communications, Inc., a Delaware corporation (“Next Level”), relating to the tender offer by Motorola, Inc. (“Motorola”) to purchase all of the issued and outstanding shares of Next Level common stock par value $.01 per share (the “Shares”) not owned by Motorola or its affiliates at a price of $1.04 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in Motorola’s Offer to Purchase dated January 27, 2003 and the related Letter of Transmittal (which together constitute the “Motorola Offer”). The Motorola Offer is disclosed in a Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed with the Commission under cover of Schedule TO, dated January 27, 2003, as amended. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Schedule 14D-9. Next Level has made information regarding the Motorola Offer available on its website, located at http://www.nlc.com.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

The subsection of this Item entitled Item 4: “The Solicitation or Recommendation—Recommendation of Next Level” is hereby amended to replace the last sentence of the first paragraph thereof, with the following:

“Unless the context otherwise requires, the statements of belief by the Next Level Board do not include Mr. Benoist or Mr. Delaney, but do include all other members of the Next Level Board, including the members of the Independent Committee.”

ITEM 9.    EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(e)(63)*	Questions and Answers about the Motorola Tender Offer, issued by Next Level on February 7, 2003.

*	Filed herewith.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003

NEXT LEVEL COMMUNICATIONS, INC.

By:	/s/ J. MICHAEL NORRIS
Name: J. Michael Norris Title: Chairman of the Board and Chief Executive Officer

3